Exhibit 99.1
GRAB HOLDINGS LIMITED
Company No. IC-372848
(an exempted company with limited liability incorporated under the laws of the Cayman Islands)
(the “Company”)
CONVENING NOTICE OF EGM
to be held on March 24, 2026
(or any adjourned or postponed meeting thereof)
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of the Company be held virtually at https://www.cstproxy.com/grab/2026 at 11:45 a.m. Singapore time on March 24, 2026.
The Board of Directors of the Company has fixed the close of business on February 24, 2026, Eastern Time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend, and vote at, the EGM or any adjournment or postponement thereof.
Holders of record of the Company’s Class A ordinary shares, each with a par value of US$0.000001 per share (the “Class A Ordinary Shares”), and Class B ordinary shares, each with a par value of US$0.000001 per share (the “Class B Ordinary Shares”, collectively with the Class A Ordinary Shares, the “Ordinary Shares”), at the close of business, Eastern Time, on the Record Date or their proxy holders are entitled to attend and vote at the EGM and any adjournment or postponement thereof.
At the EGM, the shareholders of the Company will be asked to consider and, if they think fit, to pass and approve the following resolution (the “Resolution”):
AS A SPECIAL RESOLUTION, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association annexed hereto as Annex A.
The Resolution will have to be passed by a special resolution, being a majority of not less than two-thirds of the votes validly cast, irrespective of the number of shareholders present or represented at the EGM.
Summary of Amendments and Changes:
1.It is proposed that the number of votes attaching to the Class B Ordinary Shares be increased from forty-five (45) votes per share to ninety (90) votes per share (the “Variation of Voting Rights”).

2.In connection with the Variation of Voting Rights:
a.It is expected that as soon as practicable upon the passing of the Resolution, each of (i) Tan Hooi Ling, a Company co-founder who no longer holds any position at the Company (“Ms. Tan”); (ii) Maa Ming-Hokng, the Company’s former President (“Mr. Maa”); and (iii) all the executive officers of the Company other than Anthony Tan Ping Yeow (“Mr. Tan”), as well as certain entities related to such persons listed in (i) to (iii), who currently hold Class B Ordinary Shares (collectively, the “Other Class B Shareholders”) (x) will submit to the Company its irrevocable notice that they will convert all the Class B Ordinary Shares held by them into Class A Ordinary Shares, and (y) will sign agreements to receive Class A Ordinary Shares instead of Class B Ordinary Shares pursuant to any issued and outstanding share options, restricted share units or any other share awards under the Company’s 2021 Amended and Restated 2021 Equity Incentive Plan, each subject to the Resolution being passed by the shareholders at the EGM and the substitution of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second Articles”) with the Third Amended and Restated Memorandum and Articles of Association pursuant to the Resolution (the “Third Articles”) becoming effective (the “Conversion”), following which the Other Class B Shareholders shall no longer hold any Class B Ordinary Shares;

b.the Proxy and Voting Deeds (as defined in the Second Articles), including, as of the date hereof, (i) the Shareholders’ Deed dated April 12, 2021 by and among the Company, Altimeter Growth Holdings, a Cayman Islands limited liability company, Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, Mr. Tan and the other signatories thereto, with respect to the voting proxy therein only; and (ii) the Voting Proxy Deed dated March 14, 2025 by and among the Company, Mr. Tan and each of the Company’s current executive officers other than Mr. Tan, will no longer be operative upon the Conversion in accordance with their terms (the “Cessation of Proxies”); and

c.the letter agreement dated November 23, 2021 (the “ROFO Agreement”) by and among Mr. Tan, Ms. Tan, Mr. Maa and certain entities related to them, and the joinder agreements dated March 14, 2025 to the ROFO Agreement executed by each of the Company’s current executive officers other than Mr. Tan, will no longer be operative upon the Conversion in accordance with their terms (the “Cessation of ROFO”).
3.The amendments proposed to be made to the Second Articles, in connection with the proposed Variation of Voting Rights, the Conversion, the Cessation of Proxies and the Cessation of ROFO, pursuant to the adoption of the Third Articles, include, among other things, the following:
a.In Article 1, the definition of “Key Executives” shall be deleted to reflect that Ms. Tan and Mr. Maa no longer holds any position at the Company and the proposed Conversion, following which this defined term shall no longer be relevant.

b.In Article 1, the definitions of “Affiliate”, “Permitted Entity” and “Permitted Transferee” shall be amended to reflect the deletion of the definition of “Key Executives”.

c.Articles 10(c)(iv)(B) and 10(d)(iv) shall be amended to reflect the deletion of the definition of “Key Executives”.

d.Article 72 shall be amended to increase the number of votes attaching to the Class B Ordinary Shares, to reflect the proposal that each Class B Ordinary Share shall be entitled to ninety (90) votes on all matters subject to vote at general meetings of the Company.

4.Attached to this notice as Annex B is a blackline comparison document which shows all amendments to the Second Articles which shall be made pursuant to the adoption of the Third Articles.

5.Both the above Summary of Amendments and the attached blackline comparison document are provided for information purposes only. You should review the Third Articles in its entirety for the purposes of considering whether to approve the adoption of the Third Articles.

6.The Annex A and Annex B attached to this notice are also available on the Investor Relations section of the Company’s website at investors.grab.com.
Board's Recommendation for The Resolution
The Board of Directors of the Company recommends a vote “FOR” the Resolution. The Board believes that it is in the best interests of the Company to solidify its capital structure to preserve the Company’s focus on long-term growth and to maintain a majority Singaporean control over the GXS Bank to meet the Singapore regulatory requirement.
Please consult the Proxy Statement enclosed herewith as to the procedures for attending the EGM or being represented by way of proxy. The Proxy Statement is available at both investors.grab.com and https://www.cstproxy.com/grab/2026. This document may also be obtained free of charge by telephone at +1-888-266-6791, by logging onto https://www.cstproxy.com/grab/2026, or by email at proxy@continentalstock.com.
Sincerely,

Anthony Tan Ping Yeow
Chairman and Chief Executive Officer
Singapore, February 20, 2026

GRAB HOLDINGS LIMITED
Company No. IC-372848
(an exempted company with limited liability incorporated under the laws of the Cayman Islands)
(the “Company”)
PROXY STATEMENT
EGM OF SHAREHOLDERS
TO BE HELD ON MARCH 24, 2026
GENERAL INFORMATION
This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Grab Holdings Limited (the “Company,” “we,” “Grab”, “our” or “us”) for use at an extraordinary general meeting of shareholders (the “EGM”) to be held at 11:45 a.m. on March 24, 2026 (Singapore time) held virtually at https://www.cstproxy.com/grab/2026 and any adjournment or postponement thereof. This Proxy Statement is available at both investors.grab.com and https://www.cstproxy.com/grab/2026. This Proxy Statement will be made available to our shareholders, including registered shareholders and “street name” holders (meaning beneficial owners with their Class A ordinary shares and/or Class B ordinary shares (collectively, “Ordinary Shares”) held through a bank, brokerage firm, or other record owner) as of the Record Date (as defined below) through the delivery methods described below.
This Proxy Statement, together with the Convening Notice of EGM and the proxy card, are hereinafter referred to as the “Proxy Materials”.
Foreign Private Issuer
We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not subject to the proxy solicitation requirements under Regulation 14A of the Exchange Act.
How May the Proxy Materials Be Accessed?
(a)Registered shareholders
We intend to send a notice of internet availability of Proxy Materials (the “Notice”), on or about March 2, 2026 to all registered shareholders of our Ordinary Shares as of the close of business on February 24, 2026, Eastern Time (the “Record Date”). The Notice will be sent via mail or e-mail, depending on whether you have consented to e-mail delivery. The Proxy Materials may also be obtained free of charge by telephone at +1-888-266-6791, by logging onto https://www.cstproxy.com/grab/2026, or by email at proxy@continentalstock.com.
(b)Street name holders

We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are sending the Notice to our street name holders of record as of the Record Date. The Notice will be sent via mail or e-mail, depending on whether you have consented to e-mail delivery. You will have the ability to access the Proxy Materials on the website referred to in the Notice, or street name holders may request to receive a printed set of the Proxy Materials. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Notice. This permits us to conserve natural resources and to reduce our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials and to exercise the voting rights attendant to their Ordinary Shares at the EGM.
Who May Vote?
Only registered shareholders and street name holders of our Ordinary Shares as of the Record Date will be entitled to attend the EGM and to vote at the EGM. For reference only, as of January 31, 2026, 3,972,725,983 Class A Ordinary Shares and 127,755,800 Class B Ordinary Shares were issued and outstanding.
Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to forty-five (45) votes at the EGM.
What Constitutes a Quorum?
The quorum for the EGM is one or more shareholders holding or representing by proxy at least one-third of the issued Class A Ordinary Shares and Class B Ordinary Shares and entitled to vote, provided that one or more shareholders holding or representing by proxy at least a majority of Class B Ordinary Shares are present.
How many votes are required to approve the item subject to voting at the EGM?
The item proposed to be voted on at the EGM, as stated in the Convening Notice of EGM, will be passed by a special resolution, being a majority of not less than two-thirds of the votes validly cast in person or by proxy, irrespective of the number of shareholders present or represented at the EGM.
What Are Broker Non-Votes and Abstentions?
Broker non-votes occur when a broker holding Ordinary Shares in street name for a beneficial owner submits a proxy that does not vote on a proposal with respect to which the broker did not receive instructions from the beneficial owner about how to vote the Ordinary Shares and is unable to vote the Ordinary Shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote or holder’s vote on a particular matter by checking the ‘‘ABSTAIN’’ box on the proxy card.

Your broker will NOT be able to vote your Ordinary Shares with respect to the proposal or other matters considered at the EGM, unless you have provided instructions to your broker. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.
With respect to the proposal or other matters considered at the EGM, only those votes cast ‘‘FOR’’ or ‘‘AGAINST’’ are counted for the purposes of determining the number of votes cast with respect to the proposal.
Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.
What Is the Process for Voting?
The EGM will be conducted in conformity with the voting requirements of Cayman Islands Companies Act (Revised) (the “Cayman Company Law”), and the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “Articles of Association”).
At the EGM, the Resolution shall be put to the vote of the meeting and shall be decided on a poll.
A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.
If you are a registered shareholder as of the Record Date, you can vote by internet or by mobile. Submitting your proxy by internet or by mobile will not affect your ability to attend the EGM and vote at the EGM. By submitting your proxy, you agree to appoint Mr. Anthony Tan Ping Yeow and Mr. Peter Oey, or either of them, as proxies, each with the power to appoint his substitute, to represent you and to vote, as directed by you, all of the Ordinary Shares at the EGM, and any adjournment or postponement thereof.
If your Ordinary Shares are held in ‘‘street name,’’ you will receive instructions from your bank, brokerage firm, or other record owner. You must follow the instructions of the bank, brokerage firm, or other record owner in order for your Ordinary Shares to be voted.
The Company will retain Continental Stock Transfer to receive and tabulate the proxies.
If you submit a proxy and direct how your Ordinary Shares will be voted, the individuals named as proxies will vote your Ordinary Shares in the manner you indicate. If you submit a proxy but do not direct how your Ordinary Shares will be voted, the individuals named as proxies will vote your Ordinary Shares ‘‘FOR’’ the proposal.

It is not expected that any other matters will be brought before the EGM. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.
How can I revoke a proxy already given?
A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the EGM by:
•attending the EGM and voting in person;
•delivering a written notice that is received by the proxy services agent, Continental Stock Transfer, on the Company’s behalf, at least 48 hours prior to the commencement of EGM, or any adjourned or postponed meeting thereof, stating that the proxy is revoked; or
•submitting your proxy by internet or by mobile again prior to 11:59 p.m. on March 21, 2026 ET (11:59 a.m. on March 22, 2026 Singapore time).

If you are a registered shareholder, you may request a new proxy card by contacting our proxy services agent, Continental Stock Transfer, by e-mail at proxy@continentalstock.com.
You should send any written notice or new proxy card to our proxy services agent, Continental Stock Transfer, at 1 State Street – SC1, New York NY 10004 – Attention: Proxy Services.
Any street name holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the Ordinary Shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the EGM. Your last voting instructions, prior to or at the EGM, are the voting instructions that will be taken into account.
Who May Attend the EGM?
Only holders of our Ordinary Shares as of the Record Date or their legal proxy holders may attend the EGM.
Registration will begin at 11:30 a.m. Singapore time and the EGM will begin at 11:45 a.m. Singapore time.
(a) Registered shareholders
To be admitted to the EGM, you will need the control number stated in the Notice delivered to you. You need to reference the control number into the virtual meeting platform in order to gain entry to the meeting.
(b) Street name holders

To be admitted to the EGM, you must provide a valid legal proxy to Continental Stock Transfer, by e-mail at proxy@continentalstock.com at least three (3) full calendar days before the meeting date and be issued a control number by Continental Stock Transfer. To be admitted to the EGM via the virtual meeting platform, you will need to reference the control number issued by Continental Stock Transfer.
Why is the Resolution proposed?

As of January 31, 2026, after giving effect to the Proxy and Voting Deeds (as defined below), Mr. Tan controlled 59.1% of the total voting power of all issued and outstanding Ordinary Shares voting together as a single class, as determined in accordance with the laws of the Cayman Islands and the Articles of Association.
Without the proxies given to Mr. Tan through the Proxy and Voting Deeds, as of January 31, 2026, Mr. Tan would beneficially own 46.6% of the total voting power, which is less than a majority. A significant majority of the Class B Ordinary Shares subject to these proxies are beneficially owned by Ms. Tan Hooi Ling, our co-founder (“Ms. Tan”) and Mr. Maa Ming-Hokng (“Mr. Maa”), our former President.
Ms. Tan and Mr. Maa no longer hold any position with the Company and have unrestricted rights to convert their Class B Ordinary Shares to Class A Ordinary Shares at any time at their option. The proposed increase in the number of votes per Class B Ordinary Share is intended to ensure that, even if all Class B Ordinary Shares (other than those legally owned by Mr. Tan and his affiliates) were converted into Class A Ordinary Shares, Mr. Tan would hold 69.4% of the total voting power (based on the total outstanding shares of the Company as of January 31, 2026). This increased weighting provides a buffer against potential dilution from future corporate events, such as mergers and acquisitions or financings.
We believe Mr. Tan’s majority voting power in Grab would preserve the Company’s focus on long-term growth. In addition, maintaining Mr. Tan’s majority voting power is a prerequisite for satisfying the regulatory requirements of the Monetary Authority of Singapore, which mandate that GXS Bank, the Company’s digital banking joint venture, remain under the control of a Singaporean.
The Proxy and Voting Deeds (as defined in the Articles of Association) referred to in this Proxy Statement include, as of the date hereof, (i) the Shareholders’ Deed dated April 12, 2021 by and among the Company, Altimeter Growth Holdings, a Cayman Islands limited liability company, Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, Anthony Tan Ping Yeow (“Mr. Tan”) and the other signatories thereto, with respect to the voting proxy therein; and (ii) the Voting Proxy Deed dated March 14, 2025 by and among the Company, Mr. Tan and each of the Company’s current executive officers other than Mr. Tan.

AGENDA ITEM NO. 1
To pass and approve the following resolution (the “Resolution”):
AS A SPECIAL RESOLUTION, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association annexed hereto as Annex A.
The Resolution will have to be passed by a special resolution, being a majority of not less than two-thirds of the votes validly cast, irrespective of the number of shareholders present or represented at the EGM.
Summary of Amendments and Changes:
1.It is proposed that the number of votes attaching to the Class B Ordinary Shares be increased from forty-five (45) votes per share to ninety (90) votes per share (the “Variation of Voting Rights”).
2.In connection with the Variation of Voting Rights:
a.It is expected that as soon as practicable upon the passing of the Resolution, each of (i) Tan Hooi Ling, a Company co-founder who no longer holds any position at the Company (“Ms. Tan”); (ii) Maa Ming-Hokng, the Company’s former President (“Mr. Maa”); and (iii) all the executive officers of the Company other than Anthony Tan Ping Yeow (“Mr. Tan”), as well as certain entities related to such persons listed in (i) to (iii), who currently hold Class B Ordinary Shares (collectively, the “Other Class B Shareholders”) (x) will submit to the Company its irrevocable notice that they will convert all the Class B Ordinary Shares held by them into Class A Ordinary Shares, and (y) will sign agreements to receive Class A Ordinary Shares instead of Class B Ordinary Shares pursuant to any issued and outstanding share options, restricted share units or any other share awards under the Company’s 2021 Amended and Restated 2021 Equity Incentive Plan, each subject to the Resolution being passed by the shareholders at the EGM and the substitution of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second Articles”) with the Third Amended and Restated Memorandum and Articles of Association pursuant to the Resolution (the “Third Articles”) becoming effective (the “Conversion”), following which the Other Class B Shareholders shall no longer hold any Class B Ordinary Shares;

b.the Proxy and Voting Deeds (as defined in the Second Articles), including, as of the date hereof, (i) the Shareholders’ Deed dated April 12, 2021 by and among the Company, Altimeter Growth Holdings, a Cayman Islands limited liability company, Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, Mr. Tan and the other signatories thereto, with respect to the voting proxy therein only; and (ii) the Voting Proxy Deed dated March 14, 2025 by and among the Company, Mr. Tan and each of the Company’s current executive officers other than Mr. Tan, will no longer be operative upon the Conversion in accordance with their terms (the “Cessation of Proxies”); and

c.the letter agreement dated November 23, 2021 (the “ROFO Agreement”) by and among Mr. Tan, Ms. Tan, Mr. Maa and certain entities related to them, and the joinder agreements dated March 14, 2025 to the ROFO Agreement executed by each of the Company’s current executive officers other than Mr. Tan, will no longer be operative upon the Conversion in accordance with their terms (the “Cessation of ROFO”).
3.The amendments proposed to be made to the Second Articles, in connection with the proposed Variation of Voting Rights, the Conversion, the Cessation of Proxies and the Cessation of ROFO, pursuant to the adoption of the Third Articles, include, among other things, the following:
a.In Article 1, the definition of “Key Executives” shall be deleted to reflect that Ms. Tan and Mr. Maa no longer holds any position at the Company and the proposed Conversion, following which this defined term shall no longer be relevant.

b.In Article 1, the definitions of “Affiliate”, “Permitted Entity” and “Permitted Transferee” shall be amended to reflect the deletion of the definition of “Key Executives”.

c.Articles 10(c)(iv)(B) and 10(d)(iv) shall be amended to reflect the deletion of the definition of “Key Executives”.

d.Article 72 shall be amended to increase the number of votes attaching to the Class B Ordinary Shares, to reflect the proposal that each Class B Ordinary Share shall be entitled to ninety (90) votes on all matters subject to vote at general meetings of the Company.

4.Attached to this notice as Annex B is a blackline comparison document which shows all amendments to the Second Articles which shall be made pursuant to the adoption of the Third Articles.

5.Both the above Summary of Amendments and the attached blackline comparison document are provided for information purposes only. You should review the Third Articles in its entirety for the purposes of considering whether to approve the adoption of the Third Articles.

6.The Annex A and Annex B attached to this notice are also available on the Investor Relations section of the Company’s website at investors.grab.com.

Board's Recommendation for The Resolution
The Board of Directors of the Company recommends a vote “FOR” the Resolution. The Board believes that it is in the best interests of the Company to solidify its capital structure to preserve the Company’s focus on long-term growth and to maintain a majority Singaporean control over the GXS Bank to meet the Singapore regulatory requirement.